Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Condensed Individual Interim Financial Statements

At September 30, 2021 presented in comparative format

Condensed Individual Interim Financial Statements

At September 30, 2021 presented in comparative format

Index

Individual Statements of Comprehensive Income
Individual Statements of Financial Position
Individual Statements of Changes in Equity
Individual Statements of Cash Flows
Notes to the Condensed Individual Interim Financial Statements
Additional information
Review Report of the Condensed Individual Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Individual Interim Financial Statements
For the nine-month period of the
Fiscal Year N° 24 commenced January 1, 2021

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación America S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the nine month periods ended at September 30, 2021 and 2020

		Three months at		Nine months at
		09.30.2021	09.30.2020	09.30.2021	09.30.2020
	Note	$
Continuous Operations
Revenue	3	6,465,122,301	4,013,838,794	19,438,536,545	23,129,235,494
Construction income (CINIIF 12)	5	1,073,576,730	2,123,365,354	4,102,150,601	8,468,728,710
Cost of service	10	(6,119,558,875)	(7,403,606,216)	(18,205,117,129)	(25,621,990,593)
Construction costs (CINIIF 12)		(1,070,922,720)	(2,120,277,156)	(4,094,061,020)	(8,456,775,869)
Gross Profit		348,217,436	(3,386,679,224)	1,241,508,997	(2,480,802,258)
Distribution and selling expenses	10	(430,955,552)	(274,374,101)	(1,265,272,226)	(1,689,530,557)
Administrative expenses	10	(340,187,181)	(339,439,736)	(1,022,225,461)	(1,292,361,609)
Other income and expenses, net	3	(246,840,559)	80,364,759	(829,502,839)	560,518,332
Operating profit		(669,765,856)	(3,920,128,302)	(1,875,491,529)	(4,902,176,092)

Finance Income	3	79,315,950	835,801,182	690,625,758	1,511,173,219
Finance Costs	3	820,412,351	(1,859,405,363)	3,143,036,099	(6,390,972,899)
Result from exposure to changes in the purchasing power of the currency		609,752,629	(1,313,614,495)	222,313,916	(1,880,705,574)
Result of investments accounted for using the equity method	4	16,564,554	(177,670,086)	28,378,271	(190,842,529)
Income before Income Tax		856,279,628	(6,435,017,064)	2,208,862,515	(11,853,523,875)
Income Tax	3	(47,445,941)	444,110,750	(2,963,892,667)	4,397,756,673
Income for the period for continuous operations		808,833,687	(5,990,906,314)	(755,030,152)	(7,455,767,202)
Net Income for the period		808,833,687	(5,990,906,314)	(755,030,152)	(7,455,767,202)
Other comprehensive income		-		-	-
Comprehensive Income for the period		808,833,687	(5,990,906,314)	(755,030,152)	(7,455,767,202)
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		2.8465	(23.4304)	(3.7678)	(29.6724)

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At September 30, 2021 and December 31, 2020

		09.30.2021	12.31.2020
	Note	$
Assets
Non current Assets
Investments accounted for by the equity method	4	153,266,218	124,887,947
Intangible Assets	5	123,198,227,845	124,011,054,377
Rights of use		583,001,090	792,881,482
Other receivables	3	5,728,859,959	8,276,208,708
Total Non- Current Assets		129,663,355,112	133,205,032,514
Current Assets
Other receivables	3	1,827,854,596	3,500,188,330
Trade receivables, net	3	2,907,492,876	3,239,145,352
Investments	3	1,273,827,067	2,692,664,643
Cash and cash equivalents	3	3,789,288,244	6,947,323,681
Total Current Assets		9,798,462,783	16,379,322,006
Total Assets		139,461,817,895	149,584,354,520

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Adjustment of capital		22,436,671,286	22,436,671,286
Legal and facultative reserve		47,145,371,034	47,145,371,034
Retained earnings		(11,018,928,880)	(10,263,898,728)
Total Shareholder’s’ Equity		59,869,889,848	60,624,920,000

Liabilities
Non- Current Liabilities
Provisions and other charges	9	2,686,967,956	1,971,815,947
Financial debts	6	33,118,425,235	46,607,433,874
Deferred income tax liabilities		9,000,990,675	6,037,098,007
Lease liabilities		258,890,714	493,500,285
Accounts payable and others	3	824,248,403	1,006,705,470
Fee payable to the Argentine National Government	7	2,517,548,278	2,134,964,370
Total Non- Current Liabilities		48,407,071,261	58,251,517,953
Current Liabilities
Provisions and other charges	9	2,351,441,277	1,820,109,061
Financial debts	6	17,196,144,427	13,808,281,352
Lease liabilities		259,072,394	300,258,959
Accounts payable and others	3	8,375,775,773	13,458,022,074
Fee payable to the Argentine National Government	7	3,002,422,915	1,321,245,121
Total Current Liabilities		31,184,856,786	30,707,916,567
Total Liabilities		79,591,928,047	88,959,434,520
Total Shareholders’ Equity and Liabilities		139,461,817,895	149,584,354,520

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At September 30, 2021 and 2020

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other reserves	Retained Earnings	Total
	$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	22,436,671,286	1,588,849,678	45,350,624,545	205,896,811	(10,263,898,728)	60,624,920,000
Net Income for the period	-	-	-	-	-	-	-	(755,030,152)	(755,030,152)
Balance at 09.30.2021	258,517,299	910,978,514	137,280,595	22,436,671,286	1,588,849,678	45,350,624,545	205,896,811	(11,018,928,880)	59,869,889,848

Balance at 01.01.20	258,517,299	747,529,409	137,280,595	22,356,977,132	1,043,666,002	35,297,505,779	-	10,955,147,939	70,796,624,155
Resolutions of the Shareholder’s meeting of April 22, 2020:
Legal reserve	-	-	-	-	547,724,949	-	-	(547,724,949)	-
Facultative reserve	-	-	-	-	-	10,125,654,497	-	(10,125,654,497)	-
Distribution of dividends	-	163,449,105	-	117,670,443	-	-	-	(281,119,548)	-
Net Income for the period	-	-	-	-	-	-	-	(7,455,767,202)	(7,455,767,202)
Balance at 09.30.2020	258,517,299	910,978,514	137,280,595	22,474,647,575	1,591,390,951	45,423,160,276	-	(7,455,118,257)	63,340,856,953

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Individual Statement of Cash Flows

At September 30, 2021 and 2020

		09.30.2021	09.30.2020
	Note	$
Cash Flows from operating activities
Net Income for the period		(755,030,152)	(7,455,767,202)
Adjustments for:
Income tax	3	2,963,892,667	(4,397,756,673)
Amortization of intangible assets	5 / 10	4,914,977,133	9,736,747,772
Depreciation right of use	10	209,880,389	201,231,792
Bad debts provision	8 / 10	163,786,125	442,654,101
Specific allocation of accrued and unpaid income	7	2,554,096,404	2,222,702,542
Income of investments accounted for by the equity method	4	(28,378,271)	190,842,529
Paid financial debts interests costs	6	4,498,599,676	3,174,849,092
Accrued deferred revenues and additional considerations	9	(479,217,350)	(576,540,125)
Accrued exchange differences		(6,959,938,805)	2,046,449,737
Provision for litigation	9	722,928,313	5,456,426
Adjustment effect for inflation		(2,999,288,307)	1,291,090,466
Changes in operating assets and liabilities:
Changes in trade receivables		(689,032,007)	1,371,823,105
Changes in other receivables		1,739,315,034	(2,355,656,884)
Changes in accounts payable and others		(1,438,138,046)	4,820,341,234
Changes in provisions and other charges		1,215,488,888	2,308,936,692
Changes in fee payable to the Argentine National Government		-	(635,395,746)
Increase of intangible assets		(4,100,968,872)	(8,467,318,534)
Net Cash generated by operating activities		1,532,972,819	3,924,690,324

Cash flow from investment activities
Acquisition of investments			(322,282,886)
Collection of other current investments		1,066,709,408	445,245,218
Net Cash generated in investment activities		1,066,709,408	122,962,332

Cash Flow from financing activities
New financial debts	6	6,955,694,684	7,186,134,636
Payment of leases		(245,751,015)	(240,070,494)
Financial debts paid- principal	6	(9,215,542,886)	(4,083,579,570)
Financial debts paid- interests	6	(3,667,855,048)	(2,271,388,376)
Dividends paid	9	-	(66,283,566)
Net Cash applied to/ generated by financing activities		(6,173,454,265)	524,812,630

(Decrease) / Net increase in cash and cash equivalents		(3,573,772,038)	4,572,465,286

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		6,947,323,681	3,578,335,539
(Decrease) / Net increase in cash and cash equivalents		(3,573,772,038)	4,572,465,286
Effect of inflation generated by cash and cash equivalents		955,686,750	247,262,688
Foreign Exchange differences generated by cash and cash equivalents		(539,950,149)	64,269,068
Cash and cash equivalents at the end of the period		3,789,288,244	8,462,332,581
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,181,729	1,410,176
Dividends on preferred shares	14	219,007,293	215,056,454

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

Under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The current note to the Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the individual accounting statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES

The Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 11, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2021 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated condensed Interim Financial Statements at September 30, 2021 (the “Condensed Consolidated Interim Financial Statements”) and the annual consolidated financial statements as of December 31, 2020 (the “Annual Consolidated Financial

Statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Condensed Individual Interim Financial Statements of AA2000 as of September 30, 2021 and the Individual Financial Statements as of December 31, 2020, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of September 30, 2021, depending on the application of IAS 29 (see Note 2.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At September 30, 2021 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.21	Net Shareholders ‘ equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	150,670,496	151,728,192	29,540,408
Cargo & Logistics S.A.	1,637,116	98.63%	2,509,880	2,544,743	(1,127,874)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(5,585)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A. (4)	123,700	1.46%	70,316	4,816,193	(28,678)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4,000,000 of preferred shares of AR $1 par value
(4)	Owner of 98.42% of the capital stock and votes in a direct and indirect way.

3) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2020.

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Segment Information (Contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2021.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2020.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Financial information in hyperinflationary economies (Contd.)

contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the nine-month period ended September 30, 2021 was 1.3068; also, the inter annual coefficient for the period ended September 30, 2021 was 1.537.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Individual Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, right of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to September 30, 2021 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax result for the nine-month period ended September 2021 was $2,964 million, corresponding only to the deferred tax loss.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $5,239 million, because as of September 30, 2021, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2021 will exceed

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

100%. Unlike previous years, the charge generated by the adjustment for tax inflation for fiscal year 2021 must be accrued in full to the charge for the year

In mid-June 2021, Law 27,630 was enacted, which establishes staggered rates for companies, based on the accumulated net profit for the fiscal years beginning on January 1, 2021. In this way, the tax estimate was made taking into consideration the new scales.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		09.30.2021	12.31.2020
	Note	$
Other non-current receivables
Trust for Strengthening	7	5,728,859,959	8,276,208,708
		5,728,859,959	8,276,208,708

Other current receivables
Expenses to be recovered		117,455,645	97,855,885
Guarantees granted	12	1,254,587	1,705,864
Related parties	7	8,277,809	10,294,907
Tax credits (*)		1,579,168,584	3,198,020,794
Prepaid Insurance		29,762,605	66,367,225
Other		91,935,366	125,943,655
		1,827,854,596	3,500,188,330
(*) As of September 30, 2021 and December 31, 2020, includes tax credits for value added tax refund of $193,487,546 and $263,085,351, respectively.

Trade receivables, net
Trade receivables		6,777,465,911	7,808,660,935
Related parties	7	149,931,681	117,661,622
Checks - postdated checks		135,930,035	42,108,260
Provision for bad debts	8	(4,155,834,751)	(4,729,285,465)
		2,907,492,876	3,239,145,352
Investments
Investments funds		247,827,067	1,232,079,765
Bonds		1,026,000,000	1,209,454,686
Term deposits		-	251,130,192
		1,273,827,067	2,692,664,643
Cash and cash equivalents
Cash and funds in custody		11,357,709	8,201,593
Banks		2,184,592,464	2,400,732,364
Checks not yet deposited		20,020,649	32,707,360
Time deposits and others		1,573,317,422	4,505,682,364
		3,789,288,244	6,947,323,681

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

		09.30.2021	12.31.2020
	Note	$
Accounts payable and other non-current
Suppliers		663,354,936	996,037,294
Other fiscal liabilities		160,893,467	10,668,176
		824,248,403	1,006,705,470
Accounts payable and other current
Obligations payable		232,168,921	997,218,523
Suppliers		4,400,813,672	9,021,518,899
Foreign suppliers		1,345,810,440	1,004,117,591
Related Parties	7	227,737,663	347,299,340
Salaries and social security liabilities		1,884,023,233	1,632,713,407
Other fiscal liabilities		285,221,844	455,154,314
		8,375,775,773	13,458,022,074

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Nine months at
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	$
Revenues
Aeronautical revenues	1,711,497,668	560,345,664	5,342,466,791	10,663,873,205
Non-aeronautical revenues	4,753,624,633	3,453,493,130	14,096,069,754	12,465,362,289
	6,465,122,301	4,013,838,794	19,438,536,545	23,129,235,494
As of September 30, 2021 and 2020, "over the time" income from contracts with customers for the nine month periods was $16,787,038,133 and $20,073,415,158, respectively.

Other net incomes and expenses
Trust for Strengthening	159,346,321	99,720,242	480,381,664	572,687,414
Other	(406,186,880)	(19,355,483)	(1,309,884,503)	(12,169,082)
	(246,840,559)	80,364,759	(829,502,839)	560,518,332
Finance Income
Interest	424,283,287	555,600,006	1,593,872,375	1,736,777,065
Foreign Exchange differences	(344,967,337)	280,201,176	(903,246,617)	(225,603,846)
	79,315,950	835,801,182	690,625,758	1,511,173,219

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	Three months at		Nine months at
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	$
Finance Expenses
Interest	(1,875,201,712)	(1,807,809,527)	(5,573,605,823)	(3,876,570,876)
Foreign Exchange differences	2,695,614,063	(36,410,068)	8,716,641,922	(2,483,159,534)
Other	-	(15,185,768)	-	(31,242,489)
	820,412,351	(1,859,405,363)	3,143,036,099	(6,390,972,899)
	899,728,301	(1,023,604,181)	3,833,661,857	(4,879,799,680)
Income Tax
Current	-	1,426,087	-	424,443,381
Deferred	(47,445,941)	442,684,663	(2,963,892,667)	3,973,313,292
	(47,445,941)	444,110,750	(2,963,892,667)	4,397,756,673

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2021	2020
	$
Balance at January 1	124,887,947	315,568,673
Income from investments accounted for by the equity method	28,378,271	(190,842,529)
Balance at September 30	153,266,218	124,726,144

NOTE 5 – INTANGIBLE ASSETS

		2021	2020
	Note	$
Original values
Balance at January 1		186,458,032,038	175,805,232,196
Acquisitions of the period		4,102,150,601	8,468,728,710
Balance at September 30		190,560,182,639	184,273,960,906
Accumulated Amortization:
Balance at January 1		(62,446,977,661)	(50,298,948,790)
Amortization of the period	10	(4,914,977,133)	(9,736,747,772)
Balance at September 30		(67,361,954,794)	(60,035,696,562)
Net balance at September 30		123,198,227,845	124,238,264,344

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS

Breakdown of financial debts	09.30.2021	12.31.2020
	$
Non-current
Bank borrowings	3,285,507,963	6,571,099,124
Negotiable Obligations	30,131,799,298	40,502,951,851
Cost of issuance of debts	(298,882,026)	(466,617,101)
Total Non- Current	33,118,425,235	46,607,433,874
Current
Bank borrowings	7,430,877,451	8,369,589,179
Negotiable Obligations	9,853,708,606	5,538,436,971
Finance lease liabilities	-	5,427,779
Cost of issuance of debts	(88,441,630)	(105,172,577)
Total Current	17,196,144,427	13,808,281,352
Total	50,314,569,662	60,415,715,226

As of September 30, 2021 and December 31, 2020, the fair value of the financial debt amounts to $50,144,272,376 and $60,976,897,949, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of financial debts:	2021	2020
	$
Balance at January 1	60,415,715,226	54,344,291,232
New financial debts	6,956,876,413	7,187,544,812
Financial debts paid	(12,883,397,934)	(6,354,967,946)
Accrued interest	4,498,599,676	3,174,849,092
Foreign Exchange differences	(7,850,181,847)	2,038,415,099
Inflation adjustment	(823,041,872)	104,085,853
Net Balance at September 30	50,314,569,662	60,494,218,142

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange Offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made for the Negotiable Obligations, both those renegotiated and those that did not enter the exchange, corresponds to the installment due on May 3, 2021, canceling both principal and interest.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights,whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks.

The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments.

The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On September 20, 2021, the Company paid in advance for a total of $ 1,468,000,000 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2020.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2021 and December 31, 2020 are as follows:

	09.30.2021	12.31.2020
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	15,448,545	10,808,661
Other related companies	134,483,136	106,852,961
	149,931,681	117,661,622
Other current receivables
Cargo & Logistics S.A.	795,283	1,081,345
Villalonga Furlong S.A.	294,707	191,741
Other related companies	7,187,819	9,021,821
	8,277,809	10,294,907
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	20,781,538	24,915,192
Other related companies	206,956,125	322,384,148
	227,737,663	347,299,340
Provisions and other charges
Other related companies	426,249	579,572
Shareholders	220,380,839	255,375,058
	220,807,088	255,954,630

During the nine months ended September 30, 2021 and 2020 Company has charged to the cost $306,852,606 and $275,603,270 respectively with Proden SA for rental and maintenance of offices.

During the nine month periods ended September 30, 2021 and 2020 the Company has charged at cost $79,297,547 and $72,069,671, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the nine month periods ended September 30, 2021 and 2020, the Company has charged with Helport S.A. to intangible assets $8,320,981 and $20,622,385, respectively and at cost $13,247,624 and $229,317,938, respectively.

During the period ended at September 30, 2021 dividends have been paid to the shareholders according to their shareholding for $66,283,566.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At September 30, 2021 and December 31, 2020 the Company owed the Argentine National Government $5,519,971,193 and $3,456,209,491 respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $5,728,859,959 and $8,276,208,708, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $91,405,914 and $71,915,200 for the nine month periods ended at September 30, 2021 and 2020 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.7998% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020
	$
Initial balance at January 1	4,729,285,465	4,143,044,935
Increases (*)	776,639,462	1,342,421,527
Usage	(994,056)	(31,300,793)
Inflation adjustment	(1,349,096,120)	(870,083,342)
Final Balance at September 30	4,155,834,751	4,584,082,327

(*) As of September 30, 2021 and 2020 includes recoveries as of $163,786,125 and $442,654,101, respectively in Distribution and Commercialization Expenses (Note 10) and $612,853,337 and $899,767,426 respectively in Exchange Difference (Note 3).

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2021	Total Non Current	Total current
		$							$
Litigations		103,754,912	722,928,313	(46,443,724)	(150,847,509)	-	39,625,046	669,017,038	355,985,693	313,031,345
Related Parties	7	579,572	-	-	(153,323)	-	-	426,249	-	426,249
Deferred Income		1,417,530,538	566,374,998	-	(137,510,193)	(423,703,304)	48,318,564	1,471,010,603	560,826,115	910,184,488
Trust for works		1,597,880,014	405,778,952	-	(484,980,233)	220,840,911	-	1,739,519,644	1,289,586,133	449,933,511
Guarantees Received		172,702,316	41,242,556	(30,616,506)	(34,677,266)	-	7,529,194	156,180,294	-	156,180,294
Upfront fees from Concessionaires		244,102,598	45,091,293	-	-	(55,514,046)	-	233,679,845	173,152,797	60,527,048
Dividends to be paid	7	255,375,058	-	-	(73,387,084)	-	38,392,865	220,380,839	-	220,380,839
Others		-	577,570,541	-	(40,646,199)	-	11,270,379	548,194,721	307,417,218	240,777,503
Total of provisions and other liabilities		3,791,925,008	2,358,986,653	(77,060,230)	(922,201,807)	(258,376,439)	145,136,048	5,038,409,233	2,686,967,956	2,351,441,277

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2020	Total Non Current	Total current
		$							$
Litigations		125,453,454	5,456,426	-	(21,821,408)	-	-	109,088,472	-	109,088,472
Related Parties		963,560	2,738	(162,117)	(158,961)	-	-	645,220	-	645,220
Deferred Income		713,371,772	1,335,145,592	-	(62,044,496)	(516,410,766)	39,632,824	1,509,694,926	739,044,677	770,650,249
Trust for works		192,145,063	1,362,858,146	(398,342,123)	(46,488,164)	-	-	1,110,172,922	-	1,110,172,922
Guarantees Received		177,530,132	31,177,737	(24,549,322)	(28,123,129)	-	19,772,780	175,808,198	-	175,808,198
Upfront fees from Concessionaires		320,364,165	2,806,042	-	-	(60,129,359)	-	263,040,848	191,574,405	71,466,443
Dividends to be paid		313,096,535	-	(66,283,566)	(54,416,762)	-	64,978,596	257,374,803	-	257,374,803
Total of provisions and other liabilities		1,842,924,681	2,737,446,681	(489,337,128)	(213,052,920)	(576,540,125)	124,384,200	3,425,825,389	930,619,082	2,495,206,307

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Nine month period ended at 09.30.2021
Specific allocation of revenues	2,882,289,985	-	-	2,882,289,985
Airport services and maintenance	3,981,913,128	-	1,239,928	3,983,153,056
Amortization of intangible assets	4,872,466,913	1,217,958	41,292,262	4,914,977,133
Salaries and social security contributions	4,814,009,974	35,135,774	508,319,531	5,357,465,279
Fees for services	29,160,746	-	174,148,436	203,309,182
Public utilities and contributions	806,635,419	68,094	2,016,792	808,720,305
Taxes	199,808,845	1,042,872,129	217,798,183	1,460,479,157
Office expenses	338,486,692	263,824	41,095,084	379,845,600
Insurance	70,465,038	-	6,319,893	76,784,931
Advertising expenses	-	21,928,322	-	21,928,322
Bad debt charges	-	163,786,125	-	163,786,125
Board of Directors and Supervisory Committee fees	-	-	29,995,352	29,995,352
Depreciation right of use	209,880,389	-	-	209,880,389
Total at 09.30.2021	18,205,117,129	1,265,272,226	1,022,225,461	20,492,614,816

Nine month period ended at 09.30.2020
Specific allocation of revenues	3,436,124,480	-	-	3,436,124,480
Airport services and maintenance	5,470,518,563	-	74,690,629	5,545,209,192
Amortization of intangible assets	9,587,955,393	4,242,681	144,549,698	9,736,747,772
Salaries and social security contributions	5,288,099,400	62,342,860	581,420,310	5,931,862,570
Fees for services	78,936,927	9,645,359	136,385,926	224,968,212
Public utilities and contributions	828,614,276	89,953	3,275,231	831,979,460
Taxes	257,095,060	1,153,103,539	243,777,121	1,653,975,720
Office expenses	375,818,772	3,894,923	73,784,659	453,498,354
Insurance	97,595,930	5,862	12,929,013	110,530,805
Advertising expenses	-	13,551,279	-	13,551,279
Bad debt charges	-	442,654,101	-	442,654,101
Board of Directors and Supervisory Committee fees	-	-	21,549,022	21,549,022
Depreciation right of use	201,231,792	-	-	201,231,792
Total at 09.30.2020	25,621,990,593	1,689,530,557	1,292,361,609	28,603,882,759

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2021		Foreign exchange rates	Amount in local currency at 09.30.2021	Amount in local currency at 12.31.2020
				$
Assets
Current Assets
Net trade receivables	US$	17,573,952	98.5400	1,731,737,229	2,071,751,342
Investments	US$	-	-	-	397,200,148
Cash and cash equivalents	US$	21,427,707	98.5400	2,111,486,225	3,256,195,100
Total current assets				3,843,223,454	5,725,146,590
Total assets				3,843,223,454	5,725,146,590

Liabilities
Current Liabilities
Provisions and other charges	US$	5,378,264	98.7400	531,049,795	255,375,058
Financial debts	US$	149,873,436	98.7400	14,798,503,031	13,414,809,238
Lease liabilities	US$	2,623,784	98.7400	259,072,394	300,258,959
Commercial accounts payable and others	US$	15,770,166	98.7400	1,557,146,231	3,623,749,599
	EUR	4,958,413	114.3607	567,047,584	666,919,602
Total current liabilities				17,712,819,035	18,261,112,456

Non-Current Liabilities
Provisions and other charges	US$	3,605,284	98.7400	355,985,693	-
Financial debts	US$	331,521,647	98.7400	32,734,447,455	45,540,274,441
Lease liabilities	US$	2,621,944	98.7400	258,890,714	493,500,285
Commercial accounts payable and others	US$	1,000,000	98.7400	98,740,000	1,410,589,430
	EUR	5,718,199	114.3607	653,937,240	-
Total non- current liabilities				34,102,001,102	47,444,364,156
Total liabilities				51,814,820,137	65,705,476,612
Net liability position				47,971,596,683	59,980,330,022

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2021 and December 31, 2020 include $1,254,587 and $1,705,864 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $251,130,192, corresponding to fixed-term placements granted as collateral.

NOTE 13 - CAPITAL STOCK

At September 30, 2021 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Cont.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

While the fiscal year ended December 31, 2020 has yielded a negative result, the preferential dividend accrued for the fiscal year ended December 31, 2020, amounting to $ 237,821,433 will be accumulated and paid in the first fiscal year in which the result shows a realized and liquid profit, in accordance with the provisions of the share issuance conditions.

Likewise, the preferential dividend accrued for the nine-month period ended September 30, 2021 is $219,007,293 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$318,459,365 for the constitution of the legal reserve;
(ii)	$163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii) The remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021 (Contd.)

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	Delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.2021	09.30.2020
Income for the year, net accrued dividends	(974,037,445)	(7,670,823,656)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(3.7678)	(29.6724)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT (Contd.)

In the framework of the aforementioned in Note 6 - Financial Debt and Note 19 - Events subsequent to the end of the year, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2020.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, trying not to affect the development of economic activities. Among these measures is the prohibition of group tourist trips, graduates and studies.

With the appearance of new strains of the virus (Manaos, Delta, among others), at the beginning of 2021 the Argentine State has strengthened the measures taken with the aim of preventing or delaying the entry of these strains into Argentine territory. In March 2021, the National State set a limit on the arrival of international passengers of 2,000 daily passengers, which was reduced to 600 daily passengers at the end of June 2021. During July, this limit was gradually increased to 1,000 international passengers per day and subsequently, during the months of August to October, the passenger income ceiling was increased until finally eliminating restrictions on the number of resident passengers on October 19, 2021.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Additionally, as of October 1, the entry of non-residents of neighboring countries was admitted, and as of November 1, 2021, the income restrictions for non-resident passengers with a complete vaccination scheme were completely eliminated.

To mitigate the economic impact caused by the sanitary emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency

Among the assistance measures provided for in the decree, the Company has received as from April 2020 a reduction in social charges.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020, partially covering the wages of a part of the workers.

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the caption “Salaries and social security contributions”, segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The COVID19 virus pandemic continues to negatively impact passenger and operational levels. In this context, the Board of Directors continues to closely monitor the situation and take the necessary measures to preserve the company's business and further strengthen its financial position.

Despite these efforts, we expect the results of operations to continue to be negatively affected as long as the effects of the health crisis continue.

We hope that the lifting of entry restrictions to the country together with the opening of borders to non-resident foreigners will lead to a greater reactivation of international and domestic trips for tourism, visits to family and friends, and corporate, which, progressively, will redound in a higher level of passengers, generating a positive effect on the results of operations.

Although there have been significant short-term negative effects, they are not expected to affect business continuity.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On October 27, 2021, the Company finalized the exchange of the 6.875% guaranteed Negotiable Obligations maturing in 2027 issued on February 6, 2017 (the “2017 Series Negotiable Obligations”) and the 2020 Series Class 1 Negotiable Obligations at 6.875% in Cash / 9.375% PIK maturing in 2027 issued on May 20, 2020 (the “Series 2020 Negotiable Obligations” and, together with the Series 2017 Negotiable Obligations, the “Existing Negotiable Obligations”), for the Guaranteed Negotiable Obligations Class I Series 2021 at a fixed rate of 8.50% maturing in 2031 (the “Series 2021 Negotiable Obligations”) and the request for consent for the proposed modifications to the Issuance Agreement governing the Existing Negotiable Obligations (the “Consents”) as described in the Exchange and Consent Request Supplement dated September 28, 2021.

At the closing of the transaction, 66.83% of the total original capital amount of the Series 2020 Negotiable Obligations and 24.61% of the total original capital amount of the Series 2017 Negotiable Obligations were tendered for exchange.

All Existing Notes offered on or before the Due Date received a principal amount of US $ 1,000 of Series 2021 Notes for every US $ 1,000 of the original outstanding principal amount of Existing Notes, plus accrued and unpaid interest on said Existing Notes.

Additionally, the Company has obtained the Consents necessary to carry out certain proposed amendments to the contract that governs the Existing Negotiable Obligations, substantially eliminating all restrictive covenants and events of default.

The conditions required to complete the Exchange Offer have been met, in relation to the approval by the Central Bank of a reserve account abroad, the refinancing of the syndicated loans and the approval by the ORSNA of the new guarantee scheme. Consequently, on October 28, 2021, the Company issued a capital amount of US $ 208,949,631 of the Series 2021 Negotiable Obligations.

On October 28, the Company reported that it was exploring financing alternatives to obtain the necessary funds to carry out the investments required by the concession. Subsequently, the Company engaged Citigroup Global Markets Inc. (“Citigroup”) to act as coordinator and initial purchaser of two series of notes. On November 1, the Company announced the placement of negotiable obligations for a total of US $ 126 million: (i) the first series for an amount of US $ 64 million of additional Series 2021 Negotiable Obligations, which are fully fungible with the Negotiable Obligations Series 2021 and (ii) the second series for an amount of US $ 62 million, of Negotiable Obligations due in 2028 (the “Class 4 Negotiable Obligations” and, together with the Series 2021 Negotiable Obligations, the “Negotiable Obligations”).

The Class 4 Negotiable Obligations will expire seven years from their issuance date, will accrue interest at a nominal annual rate of 9.500% and will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and new debt incurred by the Company whose funds are used for infrastructure works for a total amount of up to US $ 235,000,000.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Individual Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

At the end of October 2021, a framework agreement was signed through which the refinancing of the debt contracted was executed under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, it was agreed to defer (in financial terms) the capital amortization installments for a total of US $ 58,000,000.

Likewise, it was agreed to defer the bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $ 3,606,813,216.

The instrumentation will be carried out through the alternatives established in said framework contract at the option of each financial institution. The deferred capital will be paid through 8 equal and consecutive quarterly installments, with the payment of the first installment within 15 months from November 19, 2021

On November 1, 2021, the Company signed a loan agreement with the Bank of the City of Buenos Aires for US $ 5,000,000, the disbursement of which has not yet been made.

The loan will have a term of 24 months, will accrue a nominal annual rate of 6% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the income transferred corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentina Branch.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information

General issues about the activity of the Company

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	565,253,520	1,072,319,919	1,169,805,951	78,380,452	21,733,034		-	2,907,492,876
Other receivables	-	15,899,519	7,440,651	7,440,651	7,440,651	5,728,859,959	1,789,633,124	7,556,714,555
	565,253,520	1,088,219,438	1,177,246,602	85,821,103	29,173,685	5,728,859,959	1,789,633,124	10,464,207,431

DEBTS
Specific allocation of income to be paid E.N.A.	-	3,002,422,915	-	-	-	2,517,548,278	-	5,519,971,193
Accounts payable and other	1,366,456,902	5,727,827,255	744,862,470	204,046,461	332,582,685	824,248,403	-	9,200,024,176
Financial debts	-	1,599,439,401	2,919,136,650	4,182,140,113	8,495,428,263	33,118,425,235	-	50,314,569,662
Other financial liabilities	-	44,581,918	87,458,262	64,136,838	62,895,376	258,890,714	-	517,963,108
Deferred tax	-	-	-	-	-	-	9,000,990,675	9,000,990,675
Provisions and other charges	-	779,397,434	98,534,453	91,346,773	86,054,355	2,686,967,956	1,296,108,262	5,038,409,233
	1,366,456,902	11,153,668,923	3,849,991,835	4,541,670,185	8,976,960,679	39,406,080,586	10,297,098,937	79,591,928,047

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

General issues about the activity of the Company (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	8,732,470	17,071,427
In foreign currency
American dollars	1,731,737	50,593,835
Euros	-	1,220,985
Total	10,464,207	68,886,247

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

General issues about the activity of the Company (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Cedicor S.A.	21,973,747 Class A ordinary shares and 2,197,375 Class B ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A & Class B	9.35%	9.35%	-
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%	-
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%	-
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%	-
Estado Nacional Argentino	910,978,514 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.	-	-	-	100%

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	Thousands of pesos
1st Semester	157,120
Without established deadline	1,089
Total	158,209

Debts:

Year	Thousands of pesos
1st Semester	448,545
Without established deadline	-
Total	448,545

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

Thousands of
In national currency	$
Without adjustment clauses	158,209
158,209

Debts with Companies of Art. 33 of Law No. 19,550

Thousands of
In national currency	$
Without adjustment clauses	448,545
448,545

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

Debts with Companies of Art. 33 of Law No. 19,550 (Contd.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates applied will be indicated.

They do not exist.

Physical inventory of inventories

Frequency and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	293,743,823	120,566,681
Vehicles, Machines and Equipment	362,170	196,580

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Additional information (Contd.)

Provision for Bad debts (contd.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See Note 14 to the present Financial Statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17 to the present Financial Statements.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED INDIVIDUAL INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the individual statement of financial position as of September 30, 2021, the individual statements of comprehensive income for the nine and three-month periods ended September 30, 2021, of changes in equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2020 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the condensed individual interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the individual statement of financial position, the individual statements of comprehensive income and cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed individual interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed individual interim financial statements, in which management has described the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations, except for its lack of transcription to the “Inventory and Balance Sheet” book;

c)	as of September 30, 2021, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 52,973,395, which was not yet due at that date.

Autonomous City of Buenos Aires, November 11, 2021.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of September 30, 2021, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the nine months period previously referred and the selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited revision report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 11th, 2021, who states that it has been issued in accordance with the International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as review standards in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors " of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said condensed individual interim financial statements, according to the International Accounting Standard 34 ““Interim Financial Reporting”” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As it arises from the paragraph “Emphasis on the impact of Covid-19 on the Company's operations” of the review report (without changing their opinion) it is described in note 18 of the condensed individual interim financial statements, the board has described the uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the business of the company, as well as the measures ordered to face this situation.

Based on our review, with the scope described above, we hereby inform that the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2021 consider all significant events and circumstances that are known to us, they are pending to be copied in the "Inventories and Balances" book, they arise from the accounting records kept in their formal aspects in accordance with legal regulations; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 11th, 2021.

Patricio A. Martin
By Surveillance Committee